Platform Name	ADV* (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M-$2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
National Financial Services LLC - Fidelity CrossStream/BLOX	11,724,240	396	10%	22%	9%	6%	21%	27%	52%	93%	94%

ADV – Average Daily Volume

Data tabulated on a monthly basis across CrossStream and CrossStream BLOX

Trades are single counted